UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2018

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date July 16, 2018	By	/s/ Wang Jian
	Name:	Wang Jian
	Title:	Company Secretary

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Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

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Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

NOTICE OF 2018 THIRD EXTRAORDINARY GENERAL MEETING

Notice is hereby given that the 2018 third extraordinary general meeting (the “EGM”) of China Eastern Airlines Corporation Limited (the “Company”) will be held at Four Seasons Hall, 2/F, Shanghai International Airport Hotel ( 上海國際機場賓館二樓四季廳 ) at 9 a.m. on Thursday, 30 August 2018, or any adjournment thereof, for the purpose of considering, and if thought fit, passing the following resolutions. A circular containing details of the following resolutions is expected to be despatched to shareholders in due course.

Unless otherwise specified, capitalized terms used in this notice shall have the same meanings as those defined in the announcements of the Company dated 10 July 2018 in respect of (i) the proposed non-public issuance of A shares and the non-public issuance of H shares under a specific mandate; and (ii) (a) the proposed amendments to the articles of association; (b) the proposed amendments to the rules for the meeting of the board of directors; (c) the proposed amendments to the rules for the meeting of the supervisory committee; and (d) the proposed amendments to the articles of association of the audit and risk management committee of the board of directors.

1.	Ordinary resolution: “THAT, to consider and approve the “Fulfilment of conditions of the non-public issuance of A shares by China Eastern Airlines Corporation Limited”. Details of the above resolution are set out in the overseas regulatory announcement of the Company dated 10 July 2018 published on the website of the Hong Kong Stock Exchange.”

2.	Special resolution: “THAT, to consider and approve the “Proposal for the non-public issuance of A shares and the non-public issuance of H shares to specific subscribers by China Eastern Airlines Corporation Limited”. (Each part of this resolution shall be decided by voting in sequence):

2.01	Type and nominal value of A shares to be issued

2.02	Method of issuance of A shares

2.03	Method of subscription of A shares

2.04	Price determination date, pricing principles and issue price of A shares

2.05	Subscribers of A shares and number of A shares to be issued

2.06	Use of proceeds from A shares

2.07	Lock-up period of A shares

2.08	Place of listing of A shares

2.09	Arrangement of accumulated undistributed profits before non-public issuance of A shares

2.10	Validity period of the resolution of non-public issuance of A shares

2.11	Type and nominal value of H shares to be issued

2.12	Method of issuance of H shares

2.13	Method of subscription of H shares

2.14	Price determination date, pricing principles and issue price of H shares

2.15	Subscribers of H shares and number of H shares to be issued

2.16	Use of proceeds from H shares

2.17	Lock-up period of H shares

2.18	Place of listing of H shares

2.19	Arrangement of accumulated undistributed profits before non-public issuance of H shares

2.20	Validity period of the resolution of non-public issuance of H shares

2.21	Relationship between the non-public issuance of A shares and the non-public issuance of H shares

Details of the above resolution are set out in the announcement of the Company dated 10 July 2018 published on the website of the Hong Kong Stock Exchange in respect of the proposed non-public issuance of A Shares and the non-public issuance of H Shares under a specific mandate.”

3.	Special resolution: “THAT, to consider and approve the “Proposal for the non-public issuance of A shares by China Eastern Airlines Corporation Limited”. Details of the above resolution are set out in the overseas regulatory announcement of the Company dated 10 July 2018 published on the website of the Hong Kong Stock Exchange.”

4.	Ordinary resolution: “THAT, to consider and approve the “Explanation on the previous use of proceeds”. Details of the above resolution are set out in the overseas regulatory announcement of the Company dated 10 July 2018 published on the website of the Hong Kong Stock Exchange.”

5.	Special resolution: “THAT, to consider and approve the “Feasibility report on the use of proceeds from the non-public issuance of A shares by China Eastern Airlines Corporation Limited”. Details of the above resolution are set out in the overseas regulatory announcement of the Company dated 10 July 2018 published on the website of the Hong Kong Stock Exchange.”

6.	Special resolution: “THAT, to consider and approve the “Conditional share subscription agreement of the non-public issuance signed with specific subscribers”. Details of the above resolution will be set out in the circular of the Company published on the website of the Hong Kong Stock Exchange in due course.”

7.	Special resolution: “THAT, to consider and approve the “Connected transactions involved in the non-public issuance of A shares and the non-public issuance of H shares”. Details of the above resolution are set out in the overseas regulatory announcement of the Company dated 10 July 2018 published on the website of the Hong Kong Stock Exchange.”

8.	Ordinary resolution: “THAT, to consider and approve the “Dilution of current returns by the non-public issuance, remedial measures and undertakings by controlling shareholders, directors and senior administrative officers in respect of the measures”. Details of the above resolution are set out in the overseas regulatory announcement of the Company dated 10 July 2018 published on the website of the Hong Kong Stock Exchange.”

9.	Ordinary resolution: “to consider and approve the “Plan of shareholder return for the next three years (2018–2020) of China Eastern Airlines Corporation Limited”. Details of the above resolution are set out in the overseas regulatory announcement of the Company dated 10 July 2018 published on the website of the Hong Kong Stock Exchange.”

10.	Special resolution: “THAT, to consider and approve the “Authorization to the board of directors and its authorized persons to amend relevant provisions of the articles of association upon the completion of the non-public issuance of A shares and the non-public issuance of H shares”. Details of the above resolution will be set out in the circular of the Company published on the website of the Hong Kong Stock Exchange in due course.”

11.	Special resolution: “THAT, to consider and approve the “Proposal to authorize the board of directors and its authorized persons to proceed with relevant matters in respect of the non- public issuance of A shares and the non-public issuance of H shares in their sole discretion”. Details of the above resolution are set out in the announcement of the Company dated 10 July 2018 published on the website of the Hong Kong Stock Exchange in respect of the non-public issuance of A Shares and the non-public issuance of H Shares under a specific mandate.”

12.	Special resolution: “THAT, to consider and approve the “Amendments to certain provisions of the articles of association”. Details of the above resolution are set out in the announcement of the Company dated 10 July 2018 published on the website of the Hong Kong Stock Exchange in respect of (among others) the amendments to the articles of association.”

13.	Special resolution: “THAT, to consider and approve the “Amendments to certain provisions of the rules for the meeting of the board of directors”. Details of the above resolution are set out in the announcement of the Company dated 10 July 2018 published on the website of the Hong Kong Stock Exchange in respect of (among others) the amendments to the rules for the meeting of the board of directors.”

14.	Special resolution: “THAT, to consider and approve the “Amendments to certain provisions of the rules for the meeting of the supervisory committee”. Details of the above resolution are set out in the announcement of the Company dated 10 July 2018 published on the website of the Hong Kong Stock Exchange in respect of (among others) the amendments to the rules for the meeting of the supervisory committee.”

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian
Company Secretary
Shanghai, the People’s Republic of China 14 July 2018

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Yuan Jun (Employee Representative Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hongping (Independent non-executive Director).

1.	Persons entitled to attend the EGM

Persons who hold H shares of the Company and are registered as holders of the H shares on the register of members maintained by Hong Kong Registrars Limited at the close of business on Monday, 30 July 2018 will be entitled to attend the EGM upon completion of the registration procedures. Notice will be made to the holders of the A shares of the Company separately.

2.	Registration procedures for attending the EGM

(1)	Holders of the H shares of the Company shall deliver their written replies for attending the EGM, copies of transfers or copies of their share certificates or copies of receipts of share transfers, together with copies of their identity cards or other documents of identity, to the Office of the Board of Directors of the Company at 5/F, Block A2, CEA Building, 36 Hongxiang 3rd Road, Qibao Town, Minhang District, Shanghai (fax no: +862162686116) (for the attention of the Office of the Board of Directors of the Company) from 9:00 a.m. to 4:00 p.m. on Thursday, 9 August 2018 (if by facsimile) or between Friday, 3 August 2018 to Thursday, 9 August 2018 (if by post). If proxies are appointed by Shareholders to attend the EGM, they shall, in addition to the aforementioned documents, deliver the proxy forms and copies of their identity cards or other documents of identity to the above place of business of the Company.

(2)	Shareholders can deliver the necessary documents for registration to the Company in the following manner: by post or by facsimile.

3.	Appointing proxies

(1)	Shareholders who have the right to attend and vote at the EGM are entitled to appoint in writing one or more proxies (whether a member of the Company or not) to attend and vote at the meeting on their behalf.

(2)	The instrument appointing a proxy must be duly authorised in writing by the appointor or his/her attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign or other documents of authorisation must be notarially certified. For the holders of the H shares of the Company, the notarially certified power of attorney or other documents of authorisation and proxy forms must be delivered to Hong Kong Registrars Limited, the Company’s H share registrar, not less than 24 hours before the time scheduled for the holding of the EGM before such documents would be considered valid.

(3)	If more than one proxy has been appointed by any Shareholder, such proxies shall not vote at the same time.

4.	Duration of the EGM

The EGM is expected to last for half a day. Shareholders or their proxies attending the EGM shall be responsible for their own travel and accommodation expenses.

5.	Closure of books

The H share register of members of the Company will be closed from Tuesday, 31 July 2018 to Thursday, 30 August 2018, both days inclusive, during which period no transfer of the H shares of the Company will be effected. Where applicable, holders of the H shares of the Company intending to attend the EGM are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company’s H share registrar, Hong Kong Registrars Limited, by 4:30 p.m. on Monday, 30 July 2018.

The address and contact details of Hong Kong Registrars Limited are as follows:

Hong Kong Registrars Limited

Rooms 1712–1716, 17th Floor, Hopewell Centre

183 Queen’s Road East

Wanchai, Hong Kong

Telephone: +85228628628

Fax: +85228650990

6.	Abstention from voting

Juneyao Airlines Co., Ltd., who owns shares of the Company, is required to be abstain from voting in respect of resolutions No. 2, 3, 6, 7 and 11 set out in this notice.